UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A2

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

37250B104

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37250B104
1.	Names of Reporting Persons. Claudio Cavazza
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 2,474,943
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,474,943
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,474,943
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.5% (based on 14,956,317 Ordinary Shares outstanding as reflected in the Issuer’s form 20-F filed March 31, 2009).
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma-Tau Finanzaria S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 2,311,011,
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,311,011
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,011
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.5% (based on 14,956,317 Ordinary Shares outstanding as reflected in the Issuer’s form 20-F filed March 31, 2009).
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:
Gentium S.p.A.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Piazza XX Settembre 2, 22079, Villa Guardia (Como), Italy

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i)           Claudio Cavazza
(ii)           Sigma-Tau Finanziaria S.p.A. ("Sigma-Tau")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)            Claudio Cavazza
Pontina Km. 30,400
Ponezia (Rome), Italy  00040

(ii)           Sigma-Tau Finanziaria S.p.A.
Via Sudafrica, 20
Rome, Italy 00144

Item 2(c).	Citizenship:

(i)           Claudio Cavazza is an Italian Citizen.
(ii)           Sigma-Tau is an Italian corporation.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value €1.00 per share (the “Ordinary Shares”).  The Ordinary Shares are listed for trading on NASDAQ Global Market in the form of American Depositary Shares.

Item 2(e).	CUSIP Number:

37250B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4.	Ownership:

Claudio Cavazza
(a)	Amount beneficially owned:	2,474,943

(b)	Percent of class:	16.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	2,474,943
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	2,474,943

Sigma-Tau
(a)	Amount beneficially owned:	2,311,011

(b)	Percent of class:	15.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	2,311,011
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	2,311,011

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

Dated: February 12, 2010

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

EXHIBIT INDEX

		Page No.

A.	Joint Filing Agreement dated February 12, 2010 by and among Claudio Cavazza and Sigma-Tau Finanziaria S.p.A.	9

B.	Power of Attorney granted by Sigma-Tau Finanziaria S.p.A.	10

C.	Power of Attorney granted by Claudio Cavazza	11

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares/American Depository Shares of Gentium S.p.A. dated as of February 12, 2010 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: February 12, 2010

CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

Dated: February 12, 2010

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Stefano Marino and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of GENTIUM S.p.A. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of GENTIUM S.p.A. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in any such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of the 30th day of October, 2009.

SIGMA TAU FINANZIARIA S.P.A.
/s/ Ugo Di Francesco Name: Ugo Di Francesco Title: Vice President and CEO

EXHIBIT C

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Antonio Nicolai and Maurizio Terenzi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of GENTIUM S.p.A. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of GENTIUM S.p.A., held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 13 day of February 2006.

/s/ Claudio Cavazza Name: Claudio Cavazza